Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Announces Option Agreement to Sell the Trab-23 Project, Northeast Turkey

Vancouver, British Columbia, February 27, 2013 (TSX Venture: EMX; NYSE MKT: EMXX) --Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce that the Company’s wholly-owned subsidiary, Eurasia Madencilik Ltd. Sti. (“EMX Turkey”), has executed a definitive agreement with Tumad Madencilik Sanayi ve Ticaret A.S. (“Tumad”), a private Turkish company, giving Tumad an option to acquire the Company’s Trab-23 gold (copper-molybdenum) porphyry project in northeast Turkey. The agreement with Tumad consists of: in-ground spending requirements to further develop the asset's value; a revenue stream of annual earn-in and pre-production payments; and a revenue stream based upon production.

Overview of Commercial Terms. The Trab-23 agreement provides for an upfront transfer of two EMX Licenses to Tumad, conditioned upon the approval by the General Directorate of Mining Affairs of the Ministry of Energy and Natural Resources (MIGEM), on or before February 1, 2014, to combine the two Licenses into a single exploitation license (the “Combined License”). Tumad has the option to retain ownership of the Combined License upon making certain staged payments and performing certain work obligations as summarized below (all dollar amounts in USD):

  Payment of $15,000 upon signing of the definitive agreement;
  Payment of $15,000 upon approval by MIGEM of the license combination and transfer of the Combined License to Tumad;
  Drilling of 1,500 meters by the first anniversary of the date of transfer of the Combined License (the “Transfer Date”) to Tumad;
  Payment of $130,000 on the second anniversary of the Transfer Date;
  Drilling of an additional 2,000 meters by the second anniversary of the Transfer Date;
  Payment of $250,000 on the third anniversary of the Transfer Date; and
  Drilling of an additional 2,500 meters by third anniversary of the Transfer Date.

Upon payment and performance of the Option Consideration, Tumad may elect to retain the Combined License, and after such election, Tumad shall pay annual minimum royalties of $100,000 commencing upon the first anniversary of exercising the option. Upon production from the Licenses, Tumad will pay EMX Turkey a 3% net smelter return royalty from production (the “NSR Royalty”). The annual minimum royalties will be credited to 80% of the NSR Royalty then payable.

Trab-23 Property Background. EMX’s Trab-23 project is located in Turkey’s eastern Pontides metallogenic belt, and hosts both porphyry gold (copper-molybdenum) mineralization and epithermal quartz-barite-gold veins. Rocks at higher elevations are dominated by epithermal styles of alteration and mineralization, while porphyry-style alteration and mineralization is exposed at lower elevations as observed in stream bottoms and from drilling. Elevated gold-in-soil anomalies are coincident with a magnetic high in the center of property.

Historic work at Trab-23 was conducted by Western Mining Corporation, BHP, and Odyssey Resources starting in the 1990s, and included programs of geologic mapping, soil and rock sampling, and geophysical surveys. This work outlined a northwest trending, 2.5 kilometer long zone of variably altered intrusive and volcanic rocks coincident with anomalous gold and copper geochemistry. Reconnaissance drilling completed in 2002 by an Odyssey Resources/BHP joint venture totaled 264 meters in two core holes. Both holes intersected gold, copper, and molybdenum mineralization associated with quartz stockwork veining. Hole GD-1 intersected anomalous gold, copper, and molybdenum mineralization that increases towards the bottom of the hole, ending in a 34 meter mineralized interval of 0.2 g/t gold and 0.1% copper (0.24% Cu Eq) from 142 meters total depth. Hole GD-2 averaged 0.38 g/t gold and contained anomalous copper mineralization (average of 705 ppm) over its entire 122 meter length.

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The Trab-23 property, covering over 19 square kilometers, was acquired by EMX at minimal cost through open auction in 2007. EMX’s geological reconnaissance and verification sampling consisting of more than 49 rock samples (16% returned >500 ppb gold, 14% returned >250 ppm copper), and 50 soil samples (25% returned >100 ppb gold, 18% returned >100 ppm copper) confirmed the grades and styles of porphyry mineralization originally identified by the historic exploration programs, and as a result the historic results are considered to be reliable and relevant.

Other EMX News. The Company also announces that Mr. Paul Zink has left EMX to pursue other interests. Mr. Zink was instrumental in EMX’s 2012 merger with Bullion Monarch Mining Inc. (“Bullion”), which included paying 1% gross smelter return (GSR) royalties on the Carlin Trend in Nevada from the Leeville, Four Corners, and other nearby North Area mines operated by Newmont Mining Corporation (see Company news release dated August 20, 2012). The Company extends a sincere gratitude to Mr. Zink for helping develop its growing royalty property portfolio, and wishes him all the best in his future endeavors.

Comments on Sampling, Assaying, and QA/QC. EMX's geochemical samples were collected in accordance with accepted industry standards. The samples were submitted to ALS Chemex laboratories in Izmir, Turkey (ISO 9001:2000) and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for sample preparation and analysis. Gold was analyzed by fire assay with an AAS finish, and copper underwent aqua regia digestion and analysis with ICP/AES techniques. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and field duplicates. Copper equivalent calculated as Cu % + (Au g/t*0.65) with metallurgical recoveries and net smelter returns assumed to be equal.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com
Website: www.EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine-month period ended September 30, 2012 (the “MD&A”) and most recently filed Annual Information Form for the nine-month period ended December 31, 2011 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com